FORM OF SOLVENCY OPINION


                                 June__, 1998


Boards of Directors of
PX HOLDING CORPORATION
PANAVISION INC.

THE CHASE MANHATTAN BANK
as Lender, Issuing Lender and Administrative Agent,

the several Lenders that are parties to
the Credit Agreement referred to below, and

Ladies and Gentlemen:

This letter is furnished at the request of: (i) PX Holding Corporation ("PX Holdings"), pursuant to Section 5.1(i) of the Credit Agreement, dated as of May __, 1998 (the "Credit Agreement") among Panavision Inc. (the "Borrower"), the several lenders from time to time that are parties to the Credit Agreement (each a "Lender" and, collectively, the "Lenders"), Chase Securities Inc., as Arranger, and The Chase Manhattan Bank, as Administrative Agent; and (ii) the Borrower, pursuant to Section 6.1(c) of the Recapitalization Agreement. Unless defined herein all defined terms are as defined in the Credit Agreement.

Pursuant to the Recapitalization Agreement, PX Merger Corporation, a wholly owned subsidiary of PX Holdings, will be merged with and into the Borrower (the "Merger"), and stockholders of Panavision other than Warburg Pincus Capital Company L.P. ("Warburg") (such other stockholders, the "Holders") will have the opportunity to elect to have their shares of Borrower common stock, par value $.01 per share ("Borrower Common Stock"), converted into the right to receive $27.00 in cash per share. To the extent that Holders of more than 88% of the shares of Borrower Common Stock elect to have their shares converted into the right to receive cash, the election is subject to proration. Shares of Borrower Common Stock not converted into the right to receive cash will remain outstanding.

Concurrent with the execution of the Recapitalization Agreement, Warburg, Borrower and Mafco Holdings Inc. ("Mafco Holdings") entered into the Stockholders Agreement under which Warburg


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Board of Directors
PX HOLDING CORPORATION
THE CHASE MANHATTAN BANK
June __, 1998
Page 2


has agreed to vote all Warburg shares (the "Warburg Shares") for the Merger and also granted to certain officers of Mafco Holdings an irrevocable proxy with respect to the Warburg Shares. Pursuant to the Stockholders Agreement, Warburg also agreed to exchange 88% of its shares of Borrower Common Stock for preferred stock of Borrower (the "Redeemable Preferred Shares") that shall be redeemed immediately upon consummation of the Merger at a price equivalent to $26.50 in cash per share of Borrower Common Stock (the "Warburg Redemption"). To the extent that fewer than 88% of the Holders' shares are exchanged for cash, Warburg will increase the number of shares of Borrower Common Stock it exchanges for Redeemable Preferred Shares (or will sell such shares to PX Holdings) up to the remainder of its shares of Borrower Common Stock.

Immediately prior to the consummation of the Merger, PX Holdings will purchase shares of Borrower Common Stock from Borrower (or in certain circumstances directly from Warburg) (such purchase, together with the Merger and the Warburg Redemption, the "Recapitalization"). The number of shares of Borrower Common Stock to be purchased by PX Holdings and the price to be paid therefore is dependent upon the number of shares of Borrower Common Stock converted into the right to receive $27.00 in cash pursuant to the Merger. Assuming an aggregate of 88% of the shares of Borrower Common Stock are so converted, PX Holdings would purchase approximately 5.8 million shares of Borrower Common Stock, which would constitute 72% of the Borrower Common Stock outstanding immediately following consummation of the Merger, at a price of $26.69 per share, or an aggregate of approximately $154 million.

The Recapitalization will be financed by: (a) approximately $61.8 million of borrowings under the Total Revolving Credit Commitments; (b) $240.0 million of Term Loans; (c) $150.0 million of gross proceeds from Senior Subordinated Notes issued by PX Escrow Corp., a wholly owned subsidiary of PX Holdings, and in connection with the Recapitalization, the Borrower will assume all obligations with respect thereto; (d) approximately $154.4 million of common equity contributed to PX Holdings by the Equity Investor; and (e) existing cash of approximately $4.8 million. The proceeds described in the preceding sentence will: (a) pay the equity purchase price of $473.4 million; (b) repay the indebtedness under the Existing Credit Agreement of $120.6 million; and
(c) pay transaction fees and expenses related to the Recapitalization of $17.0 million.

The Credit Agreement consists of: (a) Tranche A Term Loans of $90.0 million;
(b) Tranche B Term Loans of $150.0 million; and (c) $100.0 million of Total Revolving Credit Commitments which include a subfacility for the issuance of Letters of Credit in an aggregate undrawn face amount at any one time outstanding not to exceed $20.0 million. The proceeds of the Loans shall be used to finance a portion of the Recapitalization, to repay amounts outstanding under the Existing Credit Agreement, to pay fees and expenses related to the foregoing and to finance the working capital and general corporate needs of the recapitalized Borrower and its subsidiaries. Loans under the Credit Agreement will be either ABR Loans or Eurodollar Loans (or a combination thereof).


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Board of Directors
PX HOLDING CORPORATION
THE CHASE MANHATTAN BANK
June __, 1998
Page 3


Interest on outstanding ABR Loans shall be payable on the last day of each March, June, September and December to occur while such Loan is outstanding and the final maturity date of such Loan, at a rate per annum equal to the Alternate Base Rate plus the Applicable Margin. Interest on any outstanding Eurodollar Loans shall be payable the last day of each Interest Period, provided, that for any Eurodollar Loan having an Interest Period longer than three months, each day which is three months after the first day of such Interest Period and the last day of such Interest Period, at a rate per annum equal to the Eurodollar Rate plus the Applicable Margin. The Applicable Margin shall be adjusted upon the Borrower achieving certain Consolidated Total Leverage Ratios as specified in the Applicable Margin pricing grid.

The Tranche A Term Loans shall be repaid in 20 consecutive quarterly installments commencing on June 30, 1999 in the amounts set forth in Section 2.3(a) of the Credit Agreement. The Tranche B Term Loans shall be repaid in 24 consecutive quarterly installments commencing on June 30, 1999 in the amounts set forth in Section 2.3(b) of the Credit Agreement. The Total Revolving Extensions of Credit shall be payable in full on the Scheduled Revolving Credit Termination Date. The Borrower may elect or be required to prepay the Loans or terminate or, from time to time, reduce their aggregate Commitments under the Credit Agreement subject to various terms and conditions as outlined in Sections 2.8, 2.9 and 2.10 of the Credit Agreement.

All obligations of the Borrower under the Credit Agreement shall be secured by a perfected first priority security interest in all tangible and intangible domestic assets (including, without limitation, intellectual property, real property and all of the capital stock of each of the Borrower's direct and indirect domestic subsidiaries and 65% of the capital stock of first-tier foreign subsidiaries, except for those assets as to which the Administrative Agent shall determine in its sole discretion that the costs of obtaining such a security interest are excessive in relation to the value of the security to be afforded thereby). The obligations of the Borrower under the Credit Agreement will also be unconditionally guaranteed by each of the direct and indirect domestic subsidiaries of the Borrower.

The Senior Subordinated Notes will be unsecured obligations of the Borrower, and will mature on February 1, 2006. The Senior Subordinated Notes were issued at a substantial discount from their face amount priced to yield to maturity 9 5/8 % per annum. Cash interest will not accrue on the Senior Subordinated
Notes prior to February 1, 2002. Thereafter, interest will accrue and will be payable, in cash, semi-annually in arrears on February 1 and August 1 of each year, commencing August 1, 2002. The Senior Subordinated Notes will be redeemable, at the Borrower's option, in whole or in part, on or after February 1, 2002, at the redemption prices set forth in the confidential offering circular dated February 6, 1998 (the "Confidential Offering Circular"). Prior to February 1, 2002, the Senior Subordinated Notes will be redeemable at the option of the Borrower, in whole but not in part, at a redemption price equal to the accreted value on the date of redemption plus the applicable premium. On or prior to February 1, 2001, in connection with certain public offerings of common stock, the Borrower may, at its option, redeem the Senior Subordinated Notes at a redemption price equal to 109.625% of the accreted value on the date of redemption, provided that

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Board of Directors
PX HOLDING CORPORATION
THE CHASE MANHATTAN BANK
June __, 1998
Page 4

at least $141.637 million aggregate principal amount at maturity of the Senior Subordinated Notes remains outstanding after each such redemption. Redemptions of the Senior Subordinated Notes are subject to limitations imposed by Section
7.9 of the Credit Agreement. The Senior Subordinated Notes will be unsecured senior obligations of the Borrower and will be subordinated in right of payment to all existing and future senior debt of the Borrower. The Senior Subordinated Notes will rank pari passu in right of payment with all other senior subordinated indebtedness of the Borrower, if any, and will rank senior to any subordinated indebtedness of the Borrower. Under certain circumstances, certain subsidiaries of the Borrower may be required in the future to guarantee the Senior Subordinated Notes on a senior subordinated basis.

We have been provided with an estimated September 30, 1997 pro forma closing balance sheet (the "Pro Forma Balance Sheet") of the Borrower and its Subsidiaries, on a consolidated basis, prepared by management of the Borrower and included in the Confidential Information Memorandum. The Pro Forma Balance Sheet indicates that the capitalization of the Borrower and its Subsidiaries on the Closing Date, after giving effect to the Recapitalization and all indebtedness related thereto will be comprised of approximately $42.7 million of current liabilities, $452.1 million of long-term debt, $7.6 million of other long-term liabilities, and a stockholder's equity deficit balance of $224.9 million. Management of the Borrower has informed us that the foregoing amounts were determined in accordance with GAAP and are not intended to reflect fair market value.

Murray, Devine & Co., Inc. has been requested to provide its opinion that, on the Closing Date, as contemplated herein, and after giving effect to the Recapitalization and all related indebtedness to be incurred in connection therewith, with respect to the Borrower and its Subsidiaries, on a consolidated basis, that:

                         1) the fair value of the assets of the Borrower and
                    its Subsidiaries on a consolidated basis will exceed their total liabilities (including contingent, subordinated, unmatured and unliquidated liabilities);

                         2) the present fair saleable value of the assets of
                    the Borrower and its Subsidiaries on a consolidated basis will be greater than the amount required to pay their probable liabilities on their existing debts as they become absolute and matured;

                         3) the Borrower and its Subsidiaries, on a
                    consolidated basis, have the ability to pay their debts and liabilities (including contingent, subordinated, unmatured and unliquidated liabilities) as they mature;

                         4) the total consideration used by the Borrower and
                    its Subsidiaries to redeem the Redeemable Preferred Stock will not cause an impairment of capital; and


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Board of Directors
PX HOLDING CORPORATION
THE CHASE MANHATTAN BANK
June __, 1998
Page 5


                         5) the Borrower and its Subsidiaries, on a
                    consolidated basis, do not have an unreasonably small amount of capital with which to conduct their business.

In evaluating the foregoing, the subject phrases and the definitions ascribed thereto are as follows:

         " the assets of the Borrower and its Subsidiaries" - All assets of the Borrower and its Subsidiaries, recorded on a consolidated basis. Such assets shall include all current assets, all fixed assets such as property, plant and equipment and all intangible assets including contracts, tradenames, trademarks, backlog, licenses, patents and other intangible assets including those in the nature of goodwill and going concern value.

         "fair value" - The total amount at which the assets of the Borrower and its Subsidiaries, on a consolidated basis, would likely sell as part of a going concern and for continued use as part of a going concern, within a commercially reasonable period of time, between one or more willing buyers and a willing seller with neither party being under any compulsion to buy or sell and with all parties having reasonable knowledge of all facts.

         "impairment of capital" - The total consideration used by the Borrower and its Subsidiaries to redeem the Redeemable Preferred Stock exceeds, immediately prior to the Recapitalization, the excess of the net assets of the Borrower and its Subsidiaries over the par value of the Borrower's issued and outstanding Borrower Common Stock.

         "present fair saleable value" - The price that could be obtained in one or more arm's length transactions by an independent, willing seller from an independent willing buyer with reasonable promptness, each having reasonable knowledge of the relevant facts and neither being under any compulsion to act and with equity to both.

         "liabilities (including contingent, subordinated, unmatured and unliquidated liabilities)" - The pro forma debts and liabilities of the Borrower and its Subsidiaries, recorded on a consolidated basis, as of the Closing Date as set forth on the Pro Forma Balance Sheet as prepared by management of the Borrower, including all fees, expenses, and the principal amount of indebtedness being incurred in connection with the Recapitalization through borrowings under the Credit Agreement and Senior Subordinated Notes plus the Borrower's and its Subsidiaries' estimated amount of reasonably anticipated liabilities that may result from contingencies, which liabilities may or may not meet the criteria for accrual under Statement of Financial Accounting Standards ("SFAS") No. 5 of the Financial Accounting Standards Board (Accounting for Contingencies) and, therefore, may not be included in liabilities under GAAP, including: a) pending litigation, asserted

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Board of Directors
PX HOLDING CORPORATION
THE CHASE MANHATTAN BANK
June __, 1998
Page 6

         claims and assessments, guarantees, and other contingent liabilities including, without limitation, employee benefit plan liabilities relating to retiree benefits identified to us by responsible officers of the Borrower, as well as, b) contingent liabilities relating to environmental matters identified to us by responsible officers of the Borrower.

We have undertaken certain analyses and procedures relating to the preparation of the requested opinion. The procedures undertaken, none of which extended past the date of this letter, consisted solely of the following:

                    1. Reviewed the Credit Agreement (Draft 3/30/98). Read the available exhibits and schedules thereto.

                    2. Reviewed the Recapitalization Agreement.


                    3. Reviewed the Stockholders Agreement.

                    4. Reviewed the Confidential Information Memorandum dated January 1998, prepared by the Administrative Agent.

                    5. Reviewed the Confidential Offering Circular.

                    6. Reviewed the Senior Subordinated Note Indenture.

                    7. Reviewed the Preliminary Proxy Statement of the Borrower as filed with the Securities and Exchange Commission on Schedule 14A, dated February 5, 1998 and Amendment No. 1 thereto.

                    8. Reviewed the unaudited pro forma condensed consolidated balance sheet as of December 31, 1997 contained in Form 8-K/A filed with the SEC on January 27, 1998.

                    9. Performed a valuation of the Borrower and its Subsidiaries, on a consolidated basis, using current standards of valuation including discounted free cash flow and comparable market multiples approaches as a going concern after giving effect to the Recapitalization and the related financing.

                    10. Reviewed the audited historical financial statements of the Borrower reported on by Ernst & Young LLP, as of December 31, 1997 and 1996 and for the fiscal years ended, December 31, 1997, and 1996

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Board of Directors
PX HOLDING CORPORATION
THE CHASE MANHATTAN BANK
June __, 1998
Page 7

                    and 1995. In this regard, management of the Borrower has informed us that no subsequent audited financial statements exist.

                    11. Reviewed the unaudited interim financial statements of the Borrower as of March 31, 1998 and for the three months then ended. In this regard, management of the Borrower has informed us that no other unaudited interim historical financial statements exist for any date or period subsequent to March 31, 1998.

                    12. Reviewed the Pro Forma Balance Sheet, prepared by management of the Borrower. With respect to the amounts shown in the Pro Forma Balance Sheet and accompanying notes and schedules thereto, we have made inquiries of certain officers of the Borrower who have responsibility for financial and accounting matters regarding:

                               a) the basis for the assumptions and the information presented in the Pro Forma Balance Sheet and the consistency of such assumptions and information with the Recapitalization and related financing, including the Credit Agreement and Senior Subordinated Notes; and

                               b) whether the Pro Forma Balance Sheet includes all material assets and liabilities which it is anticipated will have to be recorded under GAAP after giving effect to the Recapitalization and related financing.

                    13. Inquired of certain officers of the Borrower, as appropriate, who have responsibility for financial and accounting matters regarding:

                               a) whether they were aware of any material liabilities or loss contingencies that are required to be accrued or disclosed by SFAS No. 5 or that would be material to the Borrower or its Subsidiaries, whether or not required to be disclosed under SFAS No. 5, or any unasserted claims or assessments that their legal counsel has advised them are probable of assertion and must be disclosed in accordance with SFAS No. 5; and

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Board of Directors
PX HOLDING CORPORATION
THE CHASE MANHATTAN BANK
June __, 1998
Page 8


                               b) whether they were aware of any events or conditions that, as of the date thereof, would cause the Borrower and its Subsidiaries, on a consolidated basis, after giving effect to the Recapitalization and related financing, not to be Solvent, as defined in Section 1.1 of the Credit Agreement.

                    14. Reviewed the multi-year financial model of the Borrower on a consolidated basis, after giving effect to the Recapitalization and related financing, prepared by management of the Borrower (the "Projections"), included in the Confidential Information Memorandum. In this regard, made inquiries to certain officers of the Borrower who have responsibility for financial and accounting matters, with respect to those assumptions which have been made in formulating the Projections.

                    15. Reviewed the minutes and written consents of the board of directors of the Borrower for the period September 16, 1996 to February 20, 1998.

                    16. Conducted interviews with those individuals responsible for management of the Borrower and its Subsidiaries for purposes of reviewing their operations and reviewing such operations in terms of their past operating results, markets served and their ability to attain operating results consistent with the forecasted results set forth in the Projections.

                    17. Conducted interviews with those responsible for the legal affairs of the Borrower and its Subsidiaries regarding any litigation to which the Borrower, or its Subsidiaries, are currently a party and any claims or causes of actions which may be probable of legal assertion against them which would be reasonably likely to have a material adverse effect on the business, condition (financial or otherwise), operations, performance, properties or prospects of the Borrower or its Subsidiaries. We further discussed whether the Borrower or its Subsidiaries are currently involved in, or are expected to be involved in, any investigation or enforcement action by any governmental body which may result in the imposition of any sanctions, fines, or penalties, the effect of which could have a material adverse effect on the business, condition (financial or otherwise), operations,


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Board of Directors
PX HOLDING CORPORATION
THE CHASE MANHATTAN BANK
June __, 1998
Page 9

                    performance, properties or prospects of the Borrower or its Subsidiaries.

                    18. Conducted interviews with the management of the Borrower and its subsidiaries to discuss their assertions concerning contingent liabilities that are not recorded in the historical financial statements, the Pro Forma Balance Sheet or the Projections.

We have not made any independent investigation in rendering this opinion other than the examination described. Our opinion is, therefore, qualified by the scope of that examination.

Based solely upon the foregoing, and subject to the other qualifications set forth below, on the Closing Date and after giving effect to the Recapitalization and to all indebtedness to be incurred in connection therewith, we are of the opinion, with respect to the Borrower and its Subsidiaries, on a consolidated basis, that:

                         1) the fair value of the assets of the Borrower and
                    its Subsidiaries on a consolidated basis will exceed their total liabilities (including contingent, subordinated, unmatured and unliquidated liabilities);

                         2) the present fair saleable value of the assets of
                    the Borrower and its Subsidiaries on a consolidated basis will be greater than the amount required to pay their probable liabilities on their existing debts as they become absolute and matured;

                         3) the Borrower and its Subsidiaries, on a
                    consolidated basis, have the ability to pay their debts and liabilities (including contingent, subordinated, unmatured and unliquidated liabilities) as they mature;

                         4) the total consideration used by the Borrower and
                    its Subsidiaries to redeem the Redeemable Preferred Stock will not cause an impairment of capital; and

                         5) the Borrower and its Subsidiaries, on a
                    consolidated basis, do not have an unreasonably small amount of capital with which to conduct their business.

In rendering the opinion set forth above, we call to your attention that management of the Borrower has prepared Projections that show the Borrower with outstanding Loans under the Revolving Credit Commitment after the Scheduled Revolving Credit Termination Date and assuming a

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Board of Directors
PX HOLDING CORPORATION
THE CHASE MANHATTAN BANK
June __, 1998
Page 10

refinancing in order to repay the Term Loans at final maturity. Management believes that the Borrower will be able to renew its Revolving Credit Commitment when such commitment expires and will be able to effect a refinancing of its Term Loans at final maturity. We have assumed, with your consent, that the Borrower will be able to renew its Revolving Credit Commitment when such commitment expires and effect a refinancing of its Term Loans at final maturity. Assuming such a refinancing and based on the Borrower's financial position at the end of the Projections, and if trends indicated in the Projections continue, the Borrower should be able to generate sufficient cash flows to fully repay the remaining Loans in the year following the final year of the Projections. We believe the Borrower should be able to effect such a refinancing, considering the Borrower's operating results and financial condition as presented in the Projections, assuming, with your consent, that the future economic climate for such refinancings will not be materially worse than present economic conditions.

Additionally, we call to your attention that management of the Borrower has prepared Projections that do not extend to the period in which the Senior Subordinated Notes mature. Management believes that the amounts due under the Senior Subordinated Notes at the time of maturity will be repaid through cash flows from operations, a new financing, merger, sale of assets or sale of the Borrower's common equity. We have assumed, with your consent, that the remaining amounts under the Senior Subordinated Notes will be repaid by the Borrower at the time of maturity through cash flows from operations, a new financing, merger, sale of assets or sale of the Borrower's common equity. Based on the Borrower's financial position at the end of the Projections, we believe the Borrower should be able to effect a new financing, merger, sale of assets or sale of the Borrower's common equity, considering the Borrower's operating results and financial condition as presented in the Projections, assuming, with your consent, that the future economic climate for such transactions will not be materially worse than present economic conditions.

In rendering the above opinion, we have relied upon certain past and current unaudited financial information which has not been independently verified and for which we assume no responsibility as to its accuracy. Nothwithstanding that we have not verified such information, nothing has come to our attention that would lead us to believe that it was unreasonable to rely upon the provided information. Further, we have assumed good title to the assets of the Borrower and its Subsidiaries and have made no inspection of those assets for the purpose of determining the value of such assets, both of which we expressly disclaim responsibility for in connection with the rendering of this opinion.

In rendering the above opinion, based upon our analysis and management's projections, we believe it was appropriate to value the Borrower and its Subsidiaries as a going concern.

This letter is intended solely for use of the addressees in connection with the Recapitalization and related financing and is not to be relied upon by any other person or entity, other than the addressees and assignees pursuant to Section
10.6 of the Credit Agreement, or for any other purpose without

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Board of Directors
PX HOLDING CORPORATION
THE CHASE MANHATTAN BANK
June __, 1998
Page 11


our prior written consent. This letter is not to be disclosed or otherwise circulated, quoted or referred to any persons or entities other than the addressees and assignees pursuant to Section 10.6 of the Credit Agreement without our written consent (which will not be unreasonably withheld). Notwithstanding anything to the contrary in the immediately preceding sentence, our consent shall not be required for any of the following: (i) submitting copies of this opinion to counsel or advisors to the Administrative Agent, the Issuing Lender, the Lenders, or the Borrower; (ii) furnishing this opinion upon the demand or order of any court, administrative agency or regulatory body or as may be required in response to any summons or subpoena; (iii) attaching this opinion as an exhibit to the Credit Agreement; (iv) furnishing this opinion as may be required or ordered in, or as may be necessary, to protect the Administrative Agent's, the Issuing Lender's, a Lender's, or the Borrower's interest in, any litigation, governmental or bankruptcy proceeding or investigation pertaining to the Credit Agreement, or related transactions to which the Administrative Agent, the Issuing Lender, any Lender, or the Borrower is or may be subject (whether or not named as a party in such proceeding); or
(v) furnishing this opinion to a governmental agency as otherwise required by any law, order, regulation or ruling applicable to such Administrative Agent, Issuing Lender, Lender, or the Borrower.

This letter is also delivered with the explicit understanding that it is based on current standards of valuation and assessment and that standards of valuation and assessment may change in the future. We disclaim any responsibility for any impact any such changes may have on the valuation or assessment of the Borrower and its Subsidiaries described in this letter. Except as contemplated by the Projections referred to in paragraph 14, unforeseen future events which may change the current or projected value of the Borrower and its Subsidiaries do not apply and have not been factored into the opinion expressed in this letter.

This letter is a financial opinion only. We make no representations regarding questions of legal interpretation and expressly disclaim that it be construed in any way as a legal opinion. This opinion is delivered to each recipient subject to the conditions, scope of the engagement, limitations and understandings set forth in this opinion and subject to the understanding that the obligations of Murray, Devine & Co., Inc. in the Recapitalization are solely corporate obligations, and no officer, director, employee, agent, shareholder or controlling person of Murray, Devine & Co., Inc. shall be subjected to any personal liability whatsoever to any person, nor will any such claim be asserted by or on behalf of the Borrower, any of its Subsidiaries or affiliates. Further, it is understood that in no event, regardless of the legal theory advanced, shall Murray, Devine & Co., Inc. be responsible to the Borrower, any of its Subsidiaries or affiliates other than for its gross negligence, bad faith, willful misconduct or reckless disregard of its obligations.

We have no obligation to update or revise this letter for any events occurring subsequent to the date of this letter.

Board of Directors
PX HOLDING CORPORATION
THE CHASE MANHATTAN BANK
June __, 1998
Page 12



                                                Very truly yours,


                                                MURRAY, DEVINE & CO., INC.